UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ALLIANT TECHSYSTEMS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.00% Convertible Senior Subordinated Notes due 2024
(Title of Class of Securities)

018804AK0
(CUSIP Number of Class of Securities)

Scott D. Chaplin
Senior Vice President, General Counsel and Secretary
Alliant Techsystems Inc.
1300 Wilson Boulevard, Suite 400
Arlington, Virginia 22209-2307
Telephone: (703) 412-5960

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Craig F. Arcella
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Telephone: (212) 474-1000

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee **
$373,580,581.50	$48,117.18

*
This transaction valuation assumes, solely for purposes of calculating the filing fee for this Schedule TO, that all 3.00% Convertible Senior Subordinated Notes due 2024 (the “Notes”) of Alliant Techsystems Inc. outstanding as of May 30, 2014 will be purchased at the maximum purchase price of $1,906.50 in cash per $1,000 principal amount of Notes tendered, plus accrued and unpaid interest up to, but excluding, the settlement date. The final purchase price per $1,000 principal amount of the Notes will be determined in accordance with the pricing formula described in the Company’s Offer to Purchase, dated June 2, 2014. As of May 30, 2014, there was $195,951,000 aggregate principal amount of Notes outstanding.

*
The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2014, issued February 28, 2014, and equals $128.80 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,117.18	Filing Party: Alliant Techsystems Inc.
Form or Registration No.: Schedule TO-I	Date Filed: June 2, 2014

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

* If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on June 2, 2014 (the “Schedule TO”), by Alliant Techsystems Inc. (“ATK” or the “Company”), in connection with the Company’s offer to purchase for cash any and all of its outstanding 3.00% Convertible Senior Subordinated Notes due 2024 (the “Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), each of which was previously filed as an exhibit to the Schedule TO. The Offer to Purchase and the Letter of Transmittal, together, as amended or supplemented from time to time, constitute the “Offer.”

All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

The Schedule TO is hereby amended and supplemented by this Amendment as follows:

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary Terms of the Offer” and Item 1 of the Schedule TO, to the extent Item 1 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

On June 25, 2014, the Company issued a press release announcing that it has determined the final Purchase Price of the Offer. The final Purchase Price per $1,000 principal amount of Notes is $1,790.64. In addition, holders will receive, in respect of their Notes that are accepted for purchase, accrued and unpaid interest on such Notes up to, but excluding, the settlement date of the Offer.

The final Purchase Price was determined in accordance with the pricing formula described in the Offer to Purchase. The final Purchase Price is equal to the sum of (i) the Average VWAP (as defined in the Offer to Purchase) of $136.1569 multiplied by 13.1023 plus (ii) an amount equal to the amount of interest that would accrue on such Notes from and including the settlement date to but excluding August 20, 2014 (which is the first day that the Company may redeem the Notes), without any discounting thereof, plus (iii) a fixed cash amount of $2.50.

In addition to the Offer, in connection with a dividend the Company has declared and will pay to holders of its outstanding common stock during the pendency of the Offer, the Company intends to make a payment to each holder of Notes who is a holder of record at the close of business on June 2, 2014 (the record date of such dividend), on the date of payment of such dividend (which is expected to be June 26, 2014), for each $1,000 principal amount of Notes held by such holder, in an amount equal to the per share amount of such dividend, multiplied by 13.1023, such that the holders of the Notes will effectively participate in the dividend without conversion of their Notes. As a result of such payment, no anti-dilution adjustment to the conversion rate of the Notes will be made as a result of this dividend.

Item 4.	Terms of the Transaction.

The Offer to Purchase and Item 4 of the Schedule TO, to the extent Item 4 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth above under the heading “Item 1. Summary Term Sheet.” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the Offer to Purchase in the sub-section entitled “The Offer—Source and Amount of Funds” and Item 7 of the Schedule TO, to the extent Item 7 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

 The first sentence of the first paragraph under the sub-section “The Offer—Source and Amount of Funds” is amended and restated to read:

We would need approximately $350.9 million to purchase all of the Notes outstanding as of May 30, 2014, based on the final Purchase Price of $1,790.64 per $1,000 principal amount of Notes.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated June 2, 2014.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Voluntary Offering Instructions.*
(a)(1)(iv)	Form of Notice of Withdrawal.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release dated June 2, 2014 (incorporated by reference to Exhibit 99.1 to Form 8-K dated June 2, 2014).*
(a)(5)(ii)	Press Release dated June 25, 2014 (incorporated by reference to Exhibit 99.1 to Form 8-K dated June 25, 2014).
(b)(1)
Third Amended and Restated Credit Agreement, dated as of November 1, 2013, among the Company, as the Borrower; Bank of America, N.A., as Administrative Agent; the Lenders party thereto; The Bank of Tokyo-Mitsubishi UFJ, LTD., RBC Capital Markets, Suntrust Robinson Humphrey, Inc., U.S. Bank National Association, and Wells Fargo Bank National Association, as Co-Syndication Agents; Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of Tokyo-Mitsubishi UFJ, LTD., RBC Capital Markets, Suntrust Robinson Humphrey, Inc., U.S. Bank National Association, and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunning Managers; and Citibank, N.A., Fifth Third Bank, JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A., PNC Bank National Association, Regions Bank, and Sumitomo Mitsui Banking Corporation, as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to Form 8-K dated November 1, 2013).*

(d)(1)
Indenture dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee, relating to 3.00% Convertible Senior Subordinated Notes due 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).*

(d)(2)
First Supplemental Indenture dated as of October 26, 2004 to Indenture, dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).*

(d)(3)
Transaction Agreement, dated as of April 28, 2014 among the Company, Vista SpinCo Inc., Vista Merger Sub Inc. and Orbital Sciences Corporation (incorporated by reference to Exhibit 2.1 to Form 8-K dated April 28, 2014).*

(d)(4)
Description of non-employee Directors’ cash and equity compensation (incorporated by reference to “Director Compensation-Summary Compensation Information” on pages 17-18 of Schedule 14A filed on June 14, 2013).*

(d)(5)
Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) Under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated October 29, 2007).*

(d)(6)
Amendment No. 1 (effective July 31, 2013) to Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) Under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2013).*

(d)(7)	Amended and Restated Non-Employee Director Restricted Stock Plan, Amended and Restated as of October 30, 2007 (incorporated by reference to Exhibit 10.3 to Form 8-K dated October 29, 2007).*
(d)(8)	Description of compensation arrangement for Neal S. Cohen, the Company’s Chief Financial Officer (incorporated by reference to Item 5.02 of Form 8-K dated January 30, 2012).*
(d)(9)	Alliant Techsystems Inc. Executive Officer Incentive Plan (As Amended and Restated Effective August 2, 2011) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 1, 2011).*
(d)(10)	Alliant Techsystems Inc. 2005 Stock Incentive Plan (As Amended and Restated Effective August 7, 2012) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 7, 2012).*
(d)(11)	Form of Non-Qualified Stock Option Award Agreement (Cliff Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.25.2 to the Fiscal 2006 10-K).*
(d)(12)
Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the years ended March 31, 2012 and March 31, 2013 (incorporated by reference to Exhibit 10.13.3 to the Fiscal 2012 Form 10-K).*

(d)(13)
Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.4 to the Fiscal 2014 Form 10-K).*

(d)(14)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2011 Form 10-K).*

(d)(15)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2013-2015 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2012 Form 10-K).*

(d)(16)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2014-2016 Performance Period (incorporated by reference to Exhibit 10.12.7 to the Fiscal 2013 10-K).*

(d)(17)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2015-2017 Performance Period (incorporated by reference to Exhibit 10.12.8 to the Fiscal 2014 10-K).*

(d)(18)
Form of Relative Stockholder Return Performance Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.10 to the Fiscal 2011 Form 10-K).*

(d)(19)	Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 30, 2012).*
(d)(20)
Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for restricted stock grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.11 to the Fiscal 2014 10-K).*

(d)(21)	Alliant Techsystems Inc. Nonqualified Deferred Compensation Plan, as Amended and Restated October 29, 2007 (incorporated by reference to Exhibit 10.6 to Form 8-K dated October 29, 2007).*
(d)(22)	Trust Agreement for Nonqualified Deferred Compensation Plan effective January 1, 2003 (incorporated by reference to Exhibit 10.9.2 to the Fiscal 2003 Form 10-K).*
(d)(23)	Alliant Techsystems Inc. Executive Severance Plan as amended effective October 29, 2007 (incorporated by reference to Exhibit 10.7 to Form 8-K dated October 29, 2007).*
(d)(24)
Alliant Techsystems Inc. Defined Benefit Supplemental Executive Retirement Plan, as Amended and Restated effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 31, 2013).*

(d)(25)
Alliant Techsystems Inc. Defined Contribution Supplemental Executive Retirement Plan, as Amended and Restated effective July 1, 2013 (incorporated by reference to Exhibit 10.2 to Form 8-K dated January 31, 2013).*

(d)(26)	Alliant Techsystems Inc. Income Security Plan, As Amended and Restated, Effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated July 30, 2013).*
(d)(27)
Trust Under Income Security Plan dated May 4, 1998 (effective March 2, 1998), by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.20.1 to the Fiscal 1998 Form 10-K).*

(d)(28)
First Amendment to the Trust Under the Income Security Plan effective December 4, 2001, by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.17.2 to the Fiscal 2002 Form 10-K).*

(d)(29)	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to the Fiscal 2014 Form 10-K).*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with Schedule TO filed June 2, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2014

ALLIANT TECHSYSTEMS INC.

By:	/s/ Scott D. Chaplin
Name: Scott D. Chaplin
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated June 2, 2014.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Voluntary Offering Instructions.*
(a)(1)(iv)	Form of Notice of Withdrawal.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release dated June 2, 2014 (incorporated by reference to Exhibit 99.1 to Form 8-K dated June 2, 2014).*
(a)(5)(ii)	Press Release dated June 25, 2014 (incorporated by reference to Exhibit 99.1 to Form 8-K dated June 25, 2014).
(b)(1)
Third Amended and Restated Credit Agreement, dated as of November 1, 2013, among the Company, as the Borrower; Bank of America, N.A., as Administrative Agent; the Lenders party thereto; The Bank of Tokyo-Mitsubishi UFJ, LTD., RBC Capital Markets, Suntrust Robinson Humphrey, Inc., U.S. Bank National Association, and Wells Fargo Bank National Association, as Co-Syndication Agents; Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of Tokyo-Mitsubishi UFJ, LTD., RBC Capital Markets, Suntrust Robinson Humphrey, Inc., U.S. Bank National Association, and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunning Managers; and Citibank, N.A., Fifth Third Bank, JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A., PNC Bank National Association, Regions Bank, and Sumitomo Mitsui Banking Corporation, as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to Form 8-K dated November 1, 2013).*

(d)(1)
Indenture dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee, relating to 3.00% Convertible Senior Subordinated Notes due 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).*

(d)(2)
First Supplemental Indenture dated as of October 26, 2004 to Indenture, dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).*

(d)(3)
Transaction Agreement, dated as of April 28, 2014 among the Company, Vista SpinCo Inc., Vista Merger Sub Inc. and Orbital Sciences Corporation (incorporated by reference to Exhibit 2.1 to Form 8-K dated April 28, 2014).*

(d)(4)
Description of non-employee Directors’ cash and equity compensation (incorporated by reference to “Director Compensation-Summary Compensation Information” on pages 17-18 of Schedule 14A filed on June 14, 2013).*

(d)(5)
Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) Under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated October 29, 2007).*

(d)(6)
Amendment No. 1 (effective July 31, 2013) to Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) Under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2013).*

(d)(7)	Amended and Restated Non-Employee Director Restricted Stock Plan, Amended and Restated as of October 30, 2007 (incorporated by reference to Exhibit 10.3 to Form 8-K dated October 29, 2007).*
(d)(8)	Description of compensation arrangement for Neal S. Cohen, the Company’s Chief Financial Officer (incorporated by reference to Item 5.02 of Form 8-K dated January 30, 2012).*
(d)(9)	Alliant Techsystems Inc. Executive Officer Incentive Plan (As Amended and Restated Effective August 2, 2011) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 1, 2011).*
(d)(10)	Alliant Techsystems Inc. 2005 Stock Incentive Plan (As Amended and Restated Effective August 7, 2012) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 7, 2012).*
(d)(11)	Form of Non-Qualified Stock Option Award Agreement (Cliff Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.25.2 to the Fiscal 2006 10-K).*
(d)(12)
Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the years ended March 31, 2012 and March 31, 2013 (incorporated by reference to Exhibit 10.13.3 to the Fiscal 2012 Form 10-K).*

(d)(13)
Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.4 to the Fiscal 2014 Form 10-K).*

(d)(14)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2011 Form 10-K).*

(d)(15)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2013-2015 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2012 Form 10-K).*

(d)(16)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2014-2016 Performance Period (incorporated by reference to Exhibit 10.12.7 to the Fiscal 2013 10-K).*

(d)(17)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2015-2017 Performance Period (incorporated by reference to Exhibit 10.12.8 to the Fiscal 2014 10-K).*

(d)(18)
Form of Relative Stockholder Return Performance Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.10 to the Fiscal 2011 Form 10-K).*

(d)(19)	Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 30, 2012).*
(d)(20)
Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for restricted stock grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.11 to the Fiscal 2014 10-K).*

(d)(21)	Alliant Techsystems Inc. Nonqualified Deferred Compensation Plan, as Amended and Restated October 29, 2007 (incorporated by reference to Exhibit 10.6 to Form 8-K dated October 29, 2007).*
(d)(22)	Trust Agreement for Nonqualified Deferred Compensation Plan effective January 1, 2003 (incorporated by reference to Exhibit 10.9.2 to the Fiscal 2003 Form 10-K).*
(d)(23)	Alliant Techsystems Inc. Executive Severance Plan as amended effective October 29, 2007 (incorporated by reference to Exhibit 10.7 to Form 8-K dated October 29, 2007).*
(d)(24)
Alliant Techsystems Inc. Defined Benefit Supplemental Executive Retirement Plan, as Amended and Restated effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 31, 2013).*

(d)(25)
Alliant Techsystems Inc. Defined Contribution Supplemental Executive Retirement Plan, as Amended and Restated effective July 1, 2013 (incorporated by reference to Exhibit 10.2 to Form 8-K dated January 31, 2013).*

(d)(26)	Alliant Techsystems Inc. Income Security Plan, As Amended and Restated, Effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated July 30, 2013).*
(d)(27)
Trust Under Income Security Plan dated May 4, 1998 (effective March 2, 1998), by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.20.1 to the Fiscal 1998 Form 10-K).*

(d)(28)
First Amendment to the Trust Under the Income Security Plan effective December 4, 2001, by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.17.2 to the Fiscal 2002 Form 10-K).*

(d)(29)	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to the Fiscal 2014 Form 10-K).*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with Schedule TO filed June 2, 2014.